Kathleen L. Werner

Partner

DIRECT TEL +1 212 878 8526

DIRECT FAX +1 212 878 8375

kathleen.werner@cliffordchance.com

January [  ], 2007

VIA EDGAR AND BY FEDERAL EXPRESS

Karen J. Garnett, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               iStar Financial Inc.
Registration Statement on Form S-4
Filed December 15, 2006
File No. 333-139423

Dear Ms. Garnett:

On behalf of our client, iStar Financial Inc. (“iStar” or the “Company”), set forth below is the Company’s response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter dated January 3, 2007 (the “January 3 Letter”), with respect to the Registration Statement (the “Registration Statement”) on Form S-4 (File No. 333-139423), filed by the Company on December 15, 2006, as amended by Amendment No. 1 thereto, filed on December 19, 2006.

We have enclosed with this letter a marked copy of Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

Undertakings

1.                                       Please revise this section to include the undertaking required by Item 512(a)(5) and 512(b) of Regulation S-K.

The Company has revised this section as requested by adding each undertaking.

*          *          *          *          *

If you have any additional questions or comments, please do not hesitate to contact me.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner

Enclosure

cc:           David H. Roberts

                Catherine D. Rice